U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

☐ Form 10-KSB ☐ Form 11-K ☒ Form 10-QSB ☐ Form N-SAR

For Period Ended:

June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I - REGISTRANT INFORMATION

INTERACTIVE BRAND DEVELOPMENT, INC.

Full Name of Registrant:

Former Name if Applicable:

3275 West Hillsborough Boulevard

Address of Principal Executive Office: (Street and Number)

Deerfield, Florida 33442

City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company could not complete the Form 10-QSB within the prescribed time because of additional time required to collect, review and prepare the financial information of Media Billing Company, LLC and Internet Billing Company, LLC required for inclusion in the Form 10-QSB. The failure is partially due to the inability to retrieve the proper data from a third party processor to confirm the amount of revenue for the period. Although the financial information is not yet finalized, it is anticipated that the Company will have sustained losses on a consolidated basis for the period covered by the Form 10-QSB.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Steve Markley	(954)	363-4400
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is NO, identify report(s). [X] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTERACTIVE BRAND DEVELOPMENT, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 15, 2006	By:	/s/ STEVE MARKLEY
Steve Markley
Chief Executive Officer

Attachment

During the quarter ending June 30, 2006 revenues for the Company decreased to approximately $100,000 from approximately $1.6 million during the second quarter 2005 and approximately $1.2 million during the first quarter 2006. Beginning in April of 2006 the Company ceased providing its processing services and became a reseller of processing services for third party processors. Second quarter revenues are based on commissions from contracts to resell processing services. The contracts have not created the anticipated amount of revenue. The Company is working on other agreements for the third quarter to regain some of the revenue lost during the second quarter. In addition to the decrease in revenue, the costs of revenue have decreased, as the Company no longer incurs fees associated with transaction processing. The decrease in cost of revenue should remain for the rest of 2006 since there are no processing fees associated with the revenue from reselling processing services.